Exhibit 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

Imperial Tobacco Group PLC

2.   Name of director

Robert Dyrbus

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by director in 2

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6.   Please state the nature of the transaction.  For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Savings Related Share Option

7.     Number of shares / amount of stock acquired

N/A

8.     Percentage of issued class

N/A

9.     Number of shares/amount of stock disposed

N/A

10.   Percentage of issued class

N/A

11.   Class of security

N/A

12.   Price per share

N/A

13.   Date of transaction

N/A

14.   Date company informed

N/A

15.   Total holding following this notification

197,194

16.   Total percentage holding of issued class following this notification

0.02704

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant

26 May 2004

18.   Period during which or date on which exercisable

1 August 2007 – 31 January 2008

19.   Total amount paid (if any) for grant of the option

Nil

20.   Description of shares or debentures involved: class, number

374 ordinary shares of 10p each

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£10.08 per share

22.   Total number of shares or debentures over which options held following this notification

174,163 (Including Contingent Rights)

23.   Any additional information

None

24.   Name of contact and telephone number for queries

T M Williams, Assistant Company Secretary 0117 933 7410

25.   Name and signature of authorised company official responsible for making this notification

T M Williams, Assistant Company Secretary

Date of Notification

26 May 2004